Exhibit 3.1

CERTIFICATE OF DESIGNATION, SERIES A PREFERRED STOCK

1)	DESIGNATION. This class of stock of this Corporation shall be named and designated “SERIES A PREFERRED STOCK”. It shall have 10 shares authorized at $0.001 par value per share.

2)	CONVERSION RIGHTS: There are no conversion rights associated to the SERIES A PREFERRED STOCK.

3)
RANKING. The SERIES A PREFERRED STOCK shall rank on parity with the Corporation’s Common Stock and any class or series of capital stock of the Corporation hereafter created, except the SERIES B PREFERRED STOCK, specifically ranking by its terms on parity with the SERIES A PREFERRED STOCK (the “Parity Securities”), in each case as to the distribution of assets upon liquidation, dissolution or winding up of the Corporation.

4)
VOTING RIGHTS. If at least one share of SERIES A PREFERRED STOCK is issued and outstanding, then the total aggregate issued shares of SERIES A PREFERRED STOCK at any given time, regardless of their number, shall have voting rights equal to 2 times the sum of: i) the total number of shares of Common Stock which are issued and outstanding at the time of voting, plus ii) the total number of shares of any Preferred Stocks which are issued and outstanding at the time of voting. Each individual share of SERIES B PREFERRED STOCK will therefore have its proportional vote of the SERIES B PREFERRED STOCK as described under this subsection.